UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING AGREEMENT WITH BAOSTEEL
Beijing, China — April 15, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing a memorandum of understanding with Baosteel Resources Int. Co. Ltd.
During the official visit of Russia’s First Deputy Prime Minister Igor Shuvalov to Beijing, Mechel Group and Baosteel Resources Int. Co. Ltd signed a memorandum of understanding. Mechel’s Vice-President for Commercial Activities Mikhail
Urvantsev, who was part of Russia’s official delegation, signed the document on behalf of Mechel.
The memorandum stipulates that Mechel OAO, through its subsidiary Mechel Carbon
Singapore will supply Baosteel Resources with up to 960,000 tonnes of coking coal annually. The price will be corrected monthly.
In addition, the memorandum allows for implementation of joint projects in mining resources on the territory of the Russian Federation, People’s Republic of China and third countries. The sides will consider the possibility of cooperation on other fields as well, including the possibility of collaboration with the economic development institutes of the Russian Federation and the
People’s Republic of China.
“Baosteel Resources is an important partner for Mechel. We managed to achieve mutually profitable ties on coking coal supplies, based on the principles of mutual trust and benefit. Considering the current situation in the coal market with its high price volatility, we need guarantees of long-term and stable supplies. The contract with Baosteel Resources gives us precisely that opportunity,” Mechel OAO’s Chief Executive Officer Evgeny Mikhel noted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 15, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO